4000 One Williams Center

Tulsa, Oklahoma 74172

918.586.5711 Phone

918.586.8982 Fax

www.cwlaw.com

August 20, 2010

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Corporation
Amendment No. 2 to Form 10
Filed July 23, 2010
File No. 1-34736

Dear Mr. Schwall:

SemGroup Corporation, a Delaware corporation (the “Company”), hereby electronically files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 3 (“Amendment No. 3”) to its Form 10 originally filed May 6, 2010 (File No. 1-34736) (the “Form 10”). The purpose of this letter is to respond to your comments with respect to Amendment No. 2 to the Form 10. The headings used herein are the same as those set forth in your letter of August 10, 2010. All page references in the responses below refer to the corresponding pages in Amendment No. 3 unless otherwise indicated.

General

1.	Please update your beneficial ownership table as of the most recent practicable date. See Item 403 of Regulation S-K.

Company’s response:

The beneficial ownership tables of principal stockholders and directors and executive officers at pages 86 through 88 have been updated as of the most recent practicable dates.

Forward-looking Statements, page ii

2.	We note your response to our prior comment 4 from our letter sent June 4, 2010. Please provide us with the legal basis and analysis whereby you may rely on the forward-looking safe harbor provisions of Section 21E of the 1934 Act. In particular note the provisions of Section 21E(a)(1).

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

August 20, 2010

Company’s response:

Although the section “Cautionary Note Regarding Forward-Looking Statements” was included in the Form 10 in reliance upon the judicially created “bespeaks caution” doctrine, which doctrine basically provides parallel protection for forward-looking statements as do the safe harbor provisions under Section 21E of the Exchange Act, and in a manner we believe to be consistent with customary practices for Form 10’s and prospectuses for initial public offerings, the Company has deleted the “Cautionary Note Regarding Forward-Looking Statements” section at page ii of the Form 10 given the limited nature of the forward-looking statements in Amendment No. 3. References to this section or to forward-looking statements have also been removed on pages 30, 47 and 80.

Amendment No. 3 contains additional revisions to provide updated disclosure where applicable, including updated financial statements of the Company.

To expedite the conveyance of any additional comments, or if you have any questions, please feel free to call me at (918) 586-8973, at any time.

Very truly yours,

/s/ Robert J. Melgaard

Robert J. Melgaard

cc:	Douglas Brown

Michael Karney

Securities and Exchange Commission

Norman J. Szydlowski

Candice Cheeseman

SemGroup Corporation